SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

August 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention: John Zitko, Staff Attorney

Dear Sirs:

Re:	Smart-Tek Solutions Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2010 (the “Proxy Statement”)
File No. 000-29895

Thank you for your letter of May 13, 2010 with respect to the Proxy Statement. We provide below the Company’s responses to your comments. For your ease of reference, the Company’s responses are numbered in a manner that corresponds with your comments. Unless otherwise indicated the responses below are made on the Company’s behalf and not in any personal capacity.

General

1.

We note your disclosure on page seven that management currently has a majority of the votes, so the vend-out will be approved. We also note that, according to your disclosure, management owns 45,032,817 common shares, of which 45,000,000 were issued to your new CEO and Chairman, Brian Bonar, without shareholder approval in September 2009. At the time of that issuance, it appears that only 447,589 common shares were then currently outstanding and the issuance of 45 million shares to Brian Bonar effected over a 100-fold increase in the number of the company's outstanding common shares, with Mr. Bonar holding greater than 99% of the then- issued and outstanding common stock. Please provide an analysis as to the manner by which such a large issuance without shareholder approval was valid under the company's articles of incorporation and applicable law.

In response to this comment we understand that Nevada law does not have a requirement nor does the Company’s constating documents have a requirement to obtain stockholder approval for such share issuance. Under Section 78.211 of the Nevada Revised Statutes (“NRS”) the board of directors may authorize shares to be issued for consideration consisting of “any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation”. NRS 78.211 provides further that the judgment of the board of directors as to the consideration received for the shares issued is conclusive. There are no requirements in the Company’s constating documents requiring a stockholder meeting in respect of a stock issuance and further under Article III, Section 1 of the Company’s bylaws, the directors have “… all powers with respect to the management, control and determination of policies of the Corporation that are not limited by [the] Bylaws, the Articles of Incorporation, or the statutes of the State of Nevada”. The Company has previously outlined to staff the various factors considered by the board in making its decision to issue the stock.

2.

We note the disclosure that your directors are appointed for a one-year term to hold office until the next annual general meeting of your shareholders or until removed from office in accordance with your bylaws. However, based on the disclosure contained in information and proxy statements filed by the company, it does not appear that the company has held an annual meeting since 2005. Please advise how this is consistent with Nevada law and your Bylaws, and disclose the date of your next annual meeting. Along with your analysis, please indicate the filings in which the company disclosed the results of director elections from 2005 until the present.

In response to this comment we understand that there is no requirement under the NRS that a company hold an annual meeting every year. NRS 78.330 provides as follows with respect to director election:

…If for any reason directors are not elected pursuant to NRS 78.320 or at the annual meeting of the stockholders, they may be elected at any special meeting of the stockholders which is called and held for that purpose. Unless otherwise provided in the articles of incorporation or bylaws, each director holds office after the expiration of his or her term until a successor is elected and qualified, or until the director resigns or is removed.

Pursuant to NRS 78.335, “all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the articles of incorporation.” Also, there is no requirement in the Company’s articles of incorporation to hold an annual meeting and Article II, Section 2 of the Company’s bylaws provides that if the annual meeting of the stockholders is not held for any reason, the election of directors may be held at any subsequent meeting of stockholders called under the bylaws and Nevada law. Further, under Article III, Section 2 of the Company’s bylaws, any vacancy in the board of directors may be filled by a majority of the remaining directors and that all directors elected to fill vacancies hold office for the unexpired term and until their successors are elected and qualify. The Company anticipates holding its next annual shortly after the special meeting is held.

3.

We note that Owen Naccarato was appointed to your board of directors on September 29, 2009. Please tell us why you did not file a Form 8-K to report the appointment of Mr. Naccarato as required by Item 5.02 of Form 8-K.

The Company issued a news release on September 29, 2009 to announce the appointment of Mr. Naccarato and disclosed the appointment in the Company’s annual report on Form 10-K which was filed shortly after the appointment. The Company intended to disclose the appointment on a timely basis in its Form 10-K in lieu of filing a current report on Form 8-K, however, due to delays associated with completion of the Company’s audited financial statements, the Company did not file the 10-K until October 13, 2009.

4.	We note that none of your directors have filed reports on Forms 3, 4, or 5. Please tell us why such filings have not been made.

The directors and officers of the Company have made various insider filings from time to time with the Commission all of which are publicly available on EDGAR at www.sec.gov.

5.

We note numerous press releases issued by the company with respect to new contracts entered into by the company and revenue projections resulting therefrom that have not been disclosed on Forms 8-K or 10-Q, (http://www.smart tekservices.com/company_news.aspx). Please file disclosure relating to such press releases or provide us with a detailed analysis as to why such announcements are not material

The Company has reviewed the press releases issued by the Company relating to new contracts as well as the requirements of Item 601 of Regulation S-K and continues to believe that the agreements referenced in the filings were agreements that the Company’s business is not substantially dependent on and were entered into in the ordinary course of business. Accordingly, the Company believes they were not required to be disclosed in the Company’s current or periodic reports.

The following is a detailed analysis:

     As of the date of SEC this Comment letter, there were three press releases relating to new contracts with revenue projections relating to those contracts. The first was a September 9, 2009 release announcing the securing of an agreement with a private US based company which was expected to generate an estimated gross billings of $25 million (reportable net revenue in excess of $5 million) – no time period mentioned. The second was a March 9, 2010 release announcing the securing of several contracts which will add gross billings in 2010 of $25 million (reportable net revenue in excess of $4 million). The third was an April 13, 2010 release announcing an agreement with a national staffing firm that will generate in gross billings in 2010 some $30 million (reportable net revenue in excess of $4 million).

     The issue is whether these contracts entered into by Smart-tek Automated Services, Inc. were required to be disclosed through the filing of a Form 8-K

     Form 8k Item 1.01 (a) requires that a registrant must report any material agreement not made in the ordinary course of business of the registrant.

     Item 601 (b) (10) defines a material contract as a contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

     Item 601 (b) (10) (ii) explains that a contract is made in the ordinary course of business if it is such that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries. In addition, the contract need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; (B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent; (C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or (D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

     On February 22, 2009, Smart-Tek Automated Services, Inc. (“STAS”) was incorporated as a wholly owned subsidiary of Smart-tek Solutions, Inc. with the intent of entering into a new business line. On June 23, 2009, Smart-tek Solutions, Inc. announced that it had added a new line of business providing integrated and cost-effective management solutions in the area of human resources for public and private companies and that such business would be a part of STAS.

     The contracts that STAS entered into generates revenue in its business of providing integrated and cost-effective management solutions in the area of human resources and therefore would be considered conducted in its ordinary course of business. Since the contracts and the related revenue projections disclosed in the news releases were in the ordinary course of business, the agreements would not fall under the definition of a material contract as defined in the above section.

     However, whether such contracts and their related revenue projections would still be required to be disclosed in a Form 8-k, would depend if they meet one of the following four conditions:

a) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties.

     Note, the contracts at issue were between STAS and third parties, not directors, officers, promoters,…, and therefore this condition would not apply.

b) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.

     Note that the contracts at issue are with various business entities and brokers, none of which STAS is substantially dependent on. STAS has a growing profitable business and if one of the agreements at issue were not performed, it would not affect STAS’s business on an ongoing basis and therefore this condition would not apply.

c) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis.

     Note that the contracts at issue are not related to the acquisition or sale of property and therefore this condition would not be met.

d) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

     Note that the contracts at issue are not related to any material lease and therefore this condition would not apply.

     In conclusion, based on the facts presented and the above analysis, the Company believes that since the agreements referenced in the filings were agreements that the Company’s business is not substantially dependent on and were entered into in the ordinary course of business, that such agreements were not required to be disclosed in the Company’s current or periodic reports.

6.

We note the private placement of 23,866,535 shares of the company's common stock on September 30, 2009 to seven assignees of debt owed to one of your former directors. Apart from such shares and those you disclose to be held currently by Brian Bonar, you disclose there to be only 447,589 other outstanding common shares. However, from the trading information provided on http://www.otcbb.com, there appear to have been many days where the trading volume of your shares has reached into the millions, both before and after March 31, 2010. Please advise if you are aware of such sales and the exemption from registration used to affect them.

The Company has observed an aware of increases in its trading volume but was not involved in such trades and does not have specific details as to the individual trades.

7.

We note the Schedule 13D filed by Brian Bonar on October 7, 2009. We also note your disclosure of the "marketing agreement" with Mr. Bonar on June 17, 2009 which could (and did) result in the issuance of 45 million shares of common stock to him and your disclosure of the incorporation of "Smart-Tek Automated Services, Inc.” on February 11, 2009 being "in connection with the expansion of business operations”. It appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, or have Mr. Bonar provide written confirmation of his understanding that the belated filing of the Schedule 13D does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

In response to this comment, a Schedule 13D is required to be filed by any person who acquires “directly or indirectly” beneficial ownership of more than 5% of the Company’s outstanding equity securities. In this case the shares to be issued under the marketing contract were contingent on Mr. Bonar meeting certain milestones and the agreement could be terminated by either party without cause on thirty days notice. No party had voting or investment power over the shares which could be issued under the agreement. Accordingly, at the time the agreement was entered into, the shares were not directly or indirectly beneficially owned within the meaning of Rule 13d-3. In addition, it should be noted that the agreement itself and its terms were publicly disclosed well before the filing of the Schedule 13D in a Form 8-K dated June 23, 2009 and in a press release on June 24, 2009.

8.	In addition, while recognizing that reporting persons have individual reporting obligations under Section 13(d), we are unable to locate any Schedule 13D filed by Perry Law. Please advise.

Perry Law has previously filed a Schedule 13D on EDGAR with the Commission on June 27, 2008. Mr. Law’s insider filings are available on EDGAR at: http://sec.gov/cgi-bin/browse-edgar?CIK=0001336316&action=getcompany

Summary Term Sheet, General, page two

9.

We note the disclosure of approximately $1.97 million in revenues for the six months ended December 31, 2009 attributable to the new line of business initiated by Brian Bonar (as disclosed on page 23c and, by comparison to the subsidiary you wish to "vend-out," in this section). Because the terms of the "Marketing Partner Agreement" attached as Exhibit 10.1 to your Form 8-K filed on June 17, 2009 provided for the award of 45 million shares to Mr. Bonar only upon reaching the $25 million in annualized gross sales, and then, "after an aggregate of US$25,000,000 in annualized gross sales is reached by the Company" to receive 1% of such annualized gross sales in cash, it is not clear how the board determined to award Mr. Bonar 45 million common shares in September 2009. We note that your letter of December 18, 2009 appears to indicate the board's determination was based on factors not included within the terms of the Marketing Agreement.

Since the efforts of Mr. Bonar appear to have resulted in less than $4 million in annualized revenues as of December 31, 2009, please disclose with specific reference to the terms of the Marketing Agreement how the board determined to award Mr. Bonar 45,000,000 shares of your common stock on September 14, 2009. Disclose whether and, if so, to what extent, Mr. Bonar took part in such deliberations.

As disclosed in the Company’s prior response letter of December 18, 2009, the Company issued the shares to Mr. Bonar based on a number of factors including the fact that the Company had entered into customer agreements introduced by Mr. Bonar which provided for annualized gross revenues in excess of $25,000,000. The wording you quote from the exhibit in your comment, "after an aggregate of US$25,000,000 in annualized gross sales is reached by the Company" refers to commissions earned after the Company’s annualized sales reaches US$25,000,000. The first part of Exhibit A deals with the portion of the commission that is payable in shares up to a maximum of 45,000,000 for sales introduced to the Company by Mr. Bonar. This was interpreted by the Company to mean that the shares would be earned upon securing agreements with the various clients introduced by Mr. Bonar that represented in the aggregate $25,000,000 or greater in annualized gross sales. The additional factors referred to in the December 18, 2009 letter were considered by the board in addition to the milestones set out in the agreement to provide additional assurance for the board’s decision to issue the shares from a fiduciary perspective given the amount of shares being issued.

Further in your comment you refer to Mr. Bonar’s efforts resulting in “less than $4 million in annualized revenues” but the agreement was based on gross revenues of $25,000,000 (a criteria already met) not net revenues. Also, since the Company’s entry into the marketing agreement, Mr. Bonar’s efforts have led to approximately $32,500,000 in gross revenues or $4,500,000 in net revenue for the Company as of March 31, 2010. In addition, Mr. Bonar recused himself from all deliberations respecting the issuance of shares as reflected in the Company’s records.

Background of the Vend-out, page three

10.

We note your disclosure that one of the reasons for the proposed "vend-out" to your former CEO and Chairman is that the entity you propose to dispose of is experiencing a slowdown due to the current economic conditions worldwide." Please reconcile with the financial figures disclosed on pages 2 and F-3, which indicate revenues for SCI rose to $3.0 million during the last six months of 2009, compared with $1.7 million for the comparable period in 2008.

Please see the revised disclosure on page 12 of the Amended Proxy Statement relating to the reasons for the proposed vend-out of the Company’s subsidiary.

Effect of the vend-out, page three Related Party Transactions, page 19

11.

We note your disclosure that consideration of $821,756 out of the $826,782 valuation provided by EMCO/Hanover Group is to be satisfied through a set-off of indebtedness to Perry Law pursuant to a loan which, as disclosed in Note 6 to your financial statements, bears 7.5% interest. However, we additionally note that this amount ($821,756) has not changed since your September 30, 2009 Form 10-Q but has grown substantially from the amount disclosed in your December 31, 2008 Form 10-Q ($87,314). Please revise your disclosure to the reasons for the near ten-fold rise in the amount of the loan during those nine months and why the total amount has not risen since in light of the terms you disclose. Disclose whether any of the outstanding loan consists of amounts arising from the July 31, 2009 amended employment agreement with Mr. Law pursuant to which Mr. Law is to receive 2000% of his base salary and 250% of the bonus he would have earned by the end of the fiscal year in which any change in control occurs. (Attached as Exhibit 10.11 to your Form 10-K for the year ended June 30, 2009, filed on October 13, 2009).

As disclosed in the Company’s periodic filings during the period from December 31, 2008 to September 30, 2009 the Company had a significant working capital deficiency and satisfied its cash requirements primarily through loans from shareholders and its executive officers. Although the Company was able to generate revenues during the period, the Company was still unable to operate profitably as a consolidated entity and as a result Mr. Law personally paid for many of the Company’s ongoing reporting obligation expenses as well as the Company’s general working capital expenses, a number of which related to the growth of the business of the Company’s subsidiary. None of the $821,756 owed to Mr. Law relates to his employment agreement with the Company.

12.

We note your disclosure that $200,000 of the purchase price shall be paid and satisfied by Perry Law for all amounts owed to Richardson Patel LLP pursuant to the Richardson Patel Litigation. However, pursuant to the terms of the July 10, 2009 Settlement Agreement attached as Exhibit 10.10 to your Form 10-K filed on October 13, 2009, the company was to have paid $10,000 per month, beginning on August 1, 2009 in satisfaction of such debt. Moreover, we note the disclosure in your Form 10-K and the Settlement Agreement that you entered into a stock pledge agreement among Richardson Patel, Perry Law, and four of your stockholders pursuant to which the stockholders pledged an aggregate of 29,152,127 shares of your common stock (approximately 42% of your currently-outstanding common stock) as security for repayment of the amounts owed to Richardson Patel. This pledge agreement does not appear to have been filed by the company.

Please revise to disclose the amount already paid by the company in the ten payment months since August 1, 2009 and how the Settlement Agreement provides for the payment of any amount due by Mr. Law in his personal capacity. Please amend the appropriate periodic report to include the pledge agreement as an exhibit or advise as to which filing it has already been attached. Please revise the disclosure in your preliminary proxy and the periodic report at issue to identify each pledging stockholder, and the amount of shares included in each pledge. Because the Settlement Agreement contemplated a pledge by certain shareholders at a time when you disclose that the company had only 447,589 shares outstanding, revise your preliminary proxy to disclose the purpose of such pledge. We note that your letter of December 18, 2009 indicates that the company's stock price on the OTCBB during this time was approximately $0.01 per share, which would appear to result in a $4,475.89 security interest on a $200,000 debt. Please revise your preliminary proxy to disclose how it was determined that each pledging stockholder would participate in the pledge, and the amount of its pledge. Disclose how 29,152,127 shares were eventually pledged when the company had only 447,589 shares outstanding at the time of executing the Settlement Agreement.

The 29,152,127 shares pledged under the settlement agreement represented only 116,609 shares of the Company’s common stock following the Company’s 250 to 1 reverse stock split affected in March, 2009. The settlement agreement used a pre-split amount for the shares being pledged.

The litigation disclosure concerning this issue was amended on the Amended March 30, 2010 Form 10Q filed on August 3, 2010 and is as follows:

ITEM 1. LEGAL PROCEEDINGS

In July, 2009 Smart-Tek negotiated a settlement with Richardson & Patel LLP pursuant to the terms of which Smart-Tek would be required to pay Richardson & Patel $10,000 per month, commencing August 1, 2009, until payments in the aggregate of $200,000 were made in full and final settlement of all claims that the firm had or may have had against Smart-Tek with respect to certain outstanding accounts owed by Smart-Tek to the firm totaling approximately $315,000 for legal services rendered. In connection with the settlement, Richardson & Patel requested that the parties enter into a stock pledge agreement pursuant to which Perry Law (1,829 shares pledged), P5 Holdings Ltd (30,984 shares pledged), Agri-Tech Marketing (22,000 shares pledged), Donald Gee (40,000 shares pledged) and Joe Law (21,795 shares pledged) would pledge an aggregate of 116,607 (post-split) shares of Smart-Tek’s issued and outstanding common stock as security for repayment of the amounts owed to Richardson & Patel. As of the date of this Quarterly Report: there has been no settlement of all amounts owed to Richardson & Patel, Richardson & Patel received and continues to hold the pledged shares and Smart-Tek has not made any payments to Richardson & Patel.

Opinion of the Financial Advisor to the Board of Directors, pages four and 16

13.

We note your disclosure on pages four and 16 that the EMCO/Hanover Group delivered a written opinion to your Board of Directors as to the fairness to the holders of your common stock of the vend-out of the SCI Business, from a financial point of view, considering the cash consideration (before any adjustments) to be paid in connection with the vend-out of the SCI Business. The opinion of EMCO/Hanover Group included with preliminary proxy was addressed to Perry Law as President and CEO of Smart-Tek communications, Inc. and was not addressed to your Board. Further, such documents opine upon the Fair Market Value of SCI; it does not opine as to the fairness to the holders of your common stock from a financial point of view. Please revise your disclosure

The Company has obtained a revised and updated valuation addressed to the board. Please see the revised disclosure relating to the valuation on page 13 of the Amended Proxy.

Valuation has been amended

14.

We note that Owen M. Naccarato, one of your directors and counsel to the company, is also a legal advisor to EMCO/Hanover Group (See "Owen M. Naccarato, CPA, MBA, JD, becomes legal advisor to The EMCO/Hanover Group" at http://www emcohanover.com/naccarato.htm). Please disclose the relationship and history of such relationship in these sections.

Mr. Naccarato has no current relationship with The EMCO/Hanover Group, nor has he had one for over ten years. Mr. Naccarato has requested that the EMCO/Hanover Group remove the reference to him on their website.

15.

We note the capitalized statement on page four that "THE OPINION OF THE EMCO/HANOVER GROUP IS DIRECTED TO PERRY LAW WHO WAS THE SOLE DIRECTOR AT THE TIME." Revise, as your disclosure indicates that Messrs. Naccarato and Law were also directors on November 13, 2009.

Please see the Company’s response to comment 13 above.

16.

We note your disclosure on page four that the EMCO/Hanover Group opinion relates to the cash consideration (before any adjustments) to be paid to you in connection with the "vend-out." However, as noted above, all but one dollar of the consideration to be paid by Mr. Law is the retirement of debt and the vast majority of it was aggregated since March 31, 2009. Please revise your preliminary proxy in these sections to address the board's view of the applicability of the opinion to the consideration actually to be provided.

Please see the revised page 13 of the Amended Proxy respecting the board's view of the applicability of the opinion to the consideration provided for the vend-out.

Recommendation of our Board, page six

17.

We note the disclosure on pages six and 20 that Messrs. Bonar, Law, and Naccarato unanimously recommend approval of the SCI "vend-out" to Mr. Law. Please revise your disclosure to include all bases for your board's recommendation including, but not limited to, the issues raised by the preceding comments, whether (and, if so, how) they considered any possible conflicts of interest presented by the issues noted above, as well as a timeline of the board's determination and all factors considered.

The Company has included disclosure on all bases for the board’s recommendation for the vend-out transaction and a timeline of the board’s considerations. Mr. Law recused himself from any discussions of the independent board members with respect to the transaction and consulted with separate counsel for the transaction. Please see the revised disclosure relating to the board’s reasons for approving the sale of the subsidiary in the Amended Proxy under the heading “Background to the Sale” and “Reasons for the Sale” on pages 11 and 12, respectively.

Proposal No. 1, page 14

18.	Please revise to disclose the significance of the reference to your tire recycling business.

The reference to tire recycling has been deleted in the Amended Proxy.

Pro Forma Financial Information, page 23a

19.	Please revise your presentation to comply with the pro forma rules contained in Rule 11-02(b) of Regulation S-X.

Please see the revised pro-forma financial statements included with the Amended Proxy.

Security Ownership of Certain Beneficial Owners, page 25

20.

Please add column(s) to the table on page 25 as appropriate in order to reflect all classes of voting securities, and the voting power with respect to any person (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities. We note the reference in your letter of February 2, 2010 to one share of preferred stock currently outstanding (issued on April 15, 2005 in connection with the company's original acquisition of SCI). See Item 403 of Regulation S-K. Additionally, please amend your Form 10-K for the year ended June 30, 2009 in order to reconcile the disclosure relating to such preferred share.

The preferred share relates to a share exchange agreement dated April 15, 2005, pursuant to which the Company agreed to issue one share of Class A preferred stock to Perry Law which provided him with certain voting rights over a two year period ending in 2007. Since 2007 the preferred share had essentially no value and no additional powers and was capable of being redeemed by the Company for no consideration. The Company has since redeemed the preferred share.

Since the preferred share was issued in 2005 and was to be redeemed two years subsequent for no value, i.e. 2007, and since it is given a zero value on the financials, management feels this is not a material item and would like to correct it on a prospective basis.

21.

Please advise why it does not appear that any of the subscribers that purchased 23,866,535 shares of the company's common stock sold on September 30, 2009 (representing approximately 34.4% of the currently outstanding common stock) appear in the beneficial ownership table on page 25. Supplementally provide copies of the executed placement agreements and all agreements evidencing the assignment of debt by your former director. We note your letter of December 18, 2009 asserting that, until the debt was settled through the issuance of shares, the debt was recorded in the Company's financial statements as a loan payable. However, while we note the amount disclosed as a loan payable in the financial statements included with the company's Form 10-K filed on October 13, 2009, we are unable to locate any reference to such in any preceding filing. Please advise. Please provide a detailed legal analysis as to whether the purchasers of such securities should be considered affiliates of the company in light of the circumstances surrounding, the debt, its assignment, and the subsequent issuance of shares to settle such debt.

The Company has supplementally enclosed copies of all agreements relating to the debt settlement as well as the requested analysis as to why such security holders should not be considered affiliates. With respect to your comment on the presentation of the debt in the Company’s financial statements, since June 30, 2005 amounts owing to the former director were included in the Company’s financial statements under the category of accounts payable and accrued liabilities and under the category of amounts due to officers and directors. During the year ended June 30, 2009 the former director assigned the debt to third parties. As a result the amounts due to the former director were reclassified as a loan payable in the June 30, 2009 financial statements.

Where You Can Find More Information, page 26

22.	Please explain the reference to http://www.greenman.biz.

This reference has been deleted in the Amended Proxy.

Form 10-K for the Fiscal Year Ended June 30, 2009

23.

We note that you incorporate by reference your Articles of Incorporation and Bylaws from a Registration Statement on Form 10-SB, filed September 28, 1995 and Annual Report on Form 10- KSB, filed October 26, 1995, respectively. However, the earliest registration statement and 10- KSB contained in your EDGAR file are both from 2000. There are Forms D filed as far back as 1995. Please advise or revise.

The Company has corrected its exhibit table in its amended March 2010Form 10-Q filed August 3, 2010.

Yours truly,

/x/ Brian Bonar
Brian Bonar
CEO, Director